
03025684

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH. D.C. 183 SECTION

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________

Commission File No. 1-8116

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wendy's International, Inc. Profit Sharing and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wendy's International, Inc.
P.O. Box 256
4288 West Dublin-Granville Road
Dublin, Ohio 43017


PROCESSED
JUL 03 2003
THOMSON FINANCIAL

Exhibit Index on Page 13

REQUIRED INFORMATION

The following financial statements and schedules for the Wendy's International, Inc. Profit Sharing and Savings Plan are being filed herewith:

The following exhibit is being filed herewith:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons administering the Plan have caused this annual report to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Dublin, State of Ohio, on the ___th day of June, 2003.

WENDY'S INTERNATIONAL, INC.



By: ______________________

Print Name: Kerrii B. Anderson

Title: Executive Vice President & Chief Financial Officer

Wendy's International, Inc. Profit Sharing and Savings Plan

Index of Financial Statements
December 31, 2002 and 2001

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Auditor

To the Participants and Administrator of
Wendy's International, Inc. Profit Sharing and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Wendy's International Inc. Profit Sharing and Savings Plan (the "Plan") at December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 19, 2003

Wendy's International, Inc. Profit Sharing and Savings Plan

Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001

	2002	2001
Assets		
Investments		
Investments, at fair value		
Mutual funds	$ 63,232,981	$ 57,084,094
Investment in sponsor company common stock	4,194,950	3,039,402
Participant loans	4,524,054	3,601,447
	71,951,985	63,724,943
Investment at contract value		
Investment contract with insurance company	12,632,916	11,953,932
Total investments	84,584,901	75,678,875
Receivables		
Participant contributions	463,206	560,601
Employer contributions	246,828	219,421
Interest and dividends receivable	111	-
Total receivables	710,145	780,022
Total assets	85,295,046	76,458,897
Liabilities		
Accrued expenses	1,581	82,739
Due to broker for securities purchased	3,583	78,247
Total liabilities	5,164	160,986
Net assets available for benefits	$ 85,289,882	$ 76,297,911

The accompanying notes are an integral part of these financial statements.

Wendy's International, Inc. Profit Sharing and Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

	2002
Additions to net assets attributed to	
Investment income	
Interest and dividends	$ 2,546,652
Contributions	
Participant	15,521,266
Employer	7,578,531
	23,099,797
Total additions	25,646,449
Deductions from net assets attributed to	
Benefits paid to participants	6,142,202
Administrative expenses	81,759
Net decrease in fair value of investments	10,430,517
Total deductions	16,654,478
Net additions	8,991,971
Net assets available for benefits, beginning of year	76,297,911
Net assets available for benefits, end of year	$ 85,289,882

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to accounting principles generally accepted in the United States of America and have been consistently applied.

Contributions to the Plan
Contributions from participants and company matching contributions are recorded on a weekly basis as the employer makes authorized payroll deductions from the Wendy's International, Inc. Profit Sharing and Savings Plan (the "Plan") participants' pay.

Payment of Benefits
Benefits are recorded when paid.

Allocation Provisions
Upon enrollment in the Plan, participants may direct the investment of their accounts in any one or more specified investments. These investment options included the following:

> *Stable Value Fund:* The fund includes a Metlife Guaranteed Investment Contract from the Stable Value Fixed Income Fund (until the contract matured in 2003) and invests in the Managed Income Portfolio, a stable value fund managed by the Fidelity Management Trust Company. The Managed Income Portfolio invests in guaranteed investment contracts offered by insurance companies and other approved financial institutions.
>
> *Wendy's International, Inc. common stock.*
>
> *Mutual Funds:* Participants have 15 different mutual funds to select from with varying degrees of investment risk.

Participants are given the opportunity to change both the allocation percentages of future contributions within the investment funds and the allocation of existing balances.

On a daily basis, a participant's account is allocated a portion of earnings and appreciation (depreciation) in the fair value of investments of the fund or funds in which the participant's account is invested. The allocation is based on the number of units assigned to each participant. New units are assigned to participants based on the dollar amount of their addition to the fund in relation to the unit value on that day.

Subsequent to year-end and effective April 1, 2003, two new mutual fund options were added, and effective July 1, 2003, three prior mutual fund options will be removed, and all investments in such funds will be transferred into other available mutual fund options as communicated to participants. On May 31, 2003, the Metlife Guaranteed investments contract matured, and all proceeds were reinvested in the Fidelity Managed Income Portfolio.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates affect the net assets available for benefits and disclosure of

contingent items affecting the net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting periods. While management applies its judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. It is possible that materially different amounts would be reported using different assumptions.

Basis of Accounting
The financial statements have been prepared under the accrual method of accounting.

2. Description of Plan

The Plan is a contributory defined contribution plan that covers all eligible management and administrative employees of the Company and certain subsidiaries that have adopted the Plan. Each participant is fully vested in his or her contributions (and related account balances) to the Plan. The 401(k) feature of the Plan allows eligible participants to contribute from 1% to 15% of their pretax compensation (as restricted by applicable Internal Revenue Service (IRS) limitations). The Plan permits loans to participants subject to IRS limitations, withdrawals at age 59½ and older, and rollovers from other qualified plans.

The Plan was amended effective January 1, 2001, to permit participants to contribute to the Plan without requiring contributions to first be made to the Wendy's International, Inc. Pension Plan. In addition, the Company began to match 100% of a participant's contribution up to 3% of the participant's salary and 50% of a participant's contribution between 3% and 5% of the participant's salary. Participants will be eligible to contribute to the Plan beginning on their date of hire, regardless of age or service, and will be eligible to receive matching contributions from the Company after the quarterly entry date upon attaining one year of service and 21 years of age. Under the amended Plan, participants will always be 100% vested in their contributions and the company match, as well as any earnings.

The Company amended the Plan, effective May 2, 2001, which allowed forfeitures to be used to pay plan expenses and to create a reasonable reserve for future expected forfeiture restorations. This was in addition to the previously approved use of forfeitures, which included restoration of prior forfeitures and adjusting participants' accounts. Any excess forfeiture will be allocated to match eligible participants with 1,000 or more hours of service in the plan year and who are employed on the last day of such plan year. Nonvested forfeitures were $123,352 and $154,893 during 2002 and 2001, respectively. In 2002, there were no excess forfeitures to reallocate.

During 2001, the Company reviewed the benefits provided by the Plan and amended the Plan on December 26, 2001, effective January 1, 2002, to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001. The Plan was amended to change the compensation definitions to include specifically qualified transportation fringe benefits, raise the compensation limit to $200,000 for future years, raise the 415(c) contributions limits, allow rollover distributions from the Plan into 457(b) and 403(b) plans, eliminate the 5-year look-back rule and change the key employee definition. In addition, the Plan was amended to eliminate the "multiple use test" for future testing years and raise the employee deferral contribution levels from 15% to 25% and the maximum deferral to the dollar limitation under Code section 402(g). The Plan was also amended to permit rollover contributions into the Plan as permitted by law.

The Plan may now accept "roll-ins" from any IRA, and from most plans sponsored by profit and not-for-profit companies. These amendments were effective January 1, 2002.

Finally, the Company amended the Plan on December 20, 2002, effective January 1, 2003, to amend the definition of eligible compensation to reflect the revised names of various bonus programs and to allow the Plan to charge participant accounts for a portion of the Plan's administrative expenses on a pro rata basis, as communicated in advance to participants. Subsequent to year-end and effective March 31, 2003, 0.625% of a participant's account will be deducted on a quarterly basis to pay administrative expenses.

Active participants may borrow up to 50% of their vested account balance from their fund accounts with a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the highest outstanding loan balance over the last 12 months. Subject to these limitations, participants may have two loans outstanding at one time. Loan transactions are treated as a transfer from the investment funds in which the participant's fund accounts are invested at the time of the loan to the participant loan account. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate of prime plus 1%. The rate is changed quarterly and the prime rate used for a quarter is the prime rate on the last business day of the previous quarter. Principal and interest are paid through weekly or bi-weekly payroll deductions.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of a termination of the Plan, participants will become fully vested in their accounts. The net assets of the Plan as of the date of the termination would be distributed to the participants based on their adjusted balances as of that date. The Company also has the right under the Plan to discontinue its contributions at any time.

Information regarding the eligibility, vesting, benefits and allocation provisions of the Plan is available in the Summary Plan Description of the Wendy's International, Inc. Profit Sharing and Savings Plan. Refer to Note 7 for a description of recent amendments to the Plan.

3. Investments

The following investments represent 5% or more of the Plan's net assets at December 31:

	2002	2001
Fidelity Freedom Income Fund	$ 10,312,474	$ 5,426,405
Fidelity Asset Manager Fund	14,803,346	14,549,286
Spartan U.S. Equity Index Fund	20,786,720	24,307,395
MetLife Guaranteed Investment Contract at 5.68%	12,632,916	11,953,932
Fidelity Managed Income Portfolio	5,187,393	4,148,003
Participant Loans	4,524,054	3,601,447

During the period January 1, 2002 through December 31, 2002 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) depreciated in value by $10,400,673 as follows:

Mutual Funds	$ 9,900,717
Common Stock	529,800
Total net depreciation	$10,430,517

Quoted market prices are used to value investments except for the Plan's guaranteed investment contract and participant loans. Loans to participants are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis, with realized gains (losses) on the sales of investments based on the average cost method. Income is recorded on the accrual basis.

4. Guaranteed Investment Contracts

The Guaranteed Investment Contract Alternative with MetLife is fully benefit responsive and is valued at the contract value. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. The contract provides for a guaranteed rate of return on principal at a fixed annual rate of 5.68%. The contract expired in May 2003, at which time the balance was transferred to the Fidelity Managed Income Portfolio. No new contributions will be made to the contract. The fair value of the contract approximates contract value.

5. Transactions with Parties-in-Interest

The expenses of the Plan's trustee, investment managers and any expenses incurred with regard to the purchase or sale of securities are borne by the Plan (and Plan participants, as specified in Note 2). During 2002, a portion of these expenses was paid by the Company. Other accounting, legal and administrative services are not reflected in the financial statements. These services are provided by the Company without charge to the Plan. However, in certain circumstances, funds related to lost participants and forfeitures may be used to pay these Plan expenses.

Certain plan investments are shares of mutual funds managed by the trustee and investment manager and therefore qualify as party-in-interest transactions. Participants may select employer stock as an investment option. The amounts held in employer stock at December 31, 2002 and 2001 were $4,194,950 and $3,039,402, respectively.

6. Income Tax Status

The IRS has determined and informed the Company, by a letter dated June 17, 2003, that the Plan constitutes a "qualified" plan under section 401(a) of the Internal Revenue Code (IRC) and that the Plan's trust is therefore exempt from federal income tax under section 501(a) of said code. The Plan has been amended since receiving the favorable determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and that the Plan's tax exempt status has been maintained.

Wendy's International, Inc. Profit Sharing and Savings Plan

Schedule H Line 4i—Schedule of Assets (Held at End of Year)
As of December 31, 2002

(a)	(b) Identity of Issuer Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current Value
*	Wendy's International, Inc.	154,930 Common Shares	$ 4,194,950
	Participant Loans	Various; interest rates ranging from 5.75% to 10.50%	4,524,054
*	Fidelity	Asset Manager Fund	14,803,346
*	Fidelity	Freedom Income Fund	10,312,474
*	Fidelity	Spartan Total Market Index Fund	1,062,917
*	Fidelity	Spartan U.S. Equity Index Fund	20,786,720
*	Fidelity	Equity Income Fund	1,290,218
*	Fidelity	Blue Chip Growth Fund	2,070,350
*	Fidelity	Divesified International Fund	977,099
*	Fidelity	Freedom 2000 Fund	149,407
*	Fidelity	Freedom 2010 Fund	939,533
*	Fidelity	Freedom 2020 Fund	1,474,992
*	Fidelity	Freedom 2030 Fund	787,510
*	Fidelity	Freedom 2040 Fund	274,974
	Pimco	Total Return Fund	2,648,390
	Alger	Small Cap Retirement Fund	467,658
	Metlife	Metlife Guaranteed Investment Contract, at contract value, 5.68%	12,632,916
*	Fidelity	Managed Income Portfolio	5,187,393

* Identifies a party-in-interest to the Plan.

Note: Column (d) was excluded as it was not applicable.

INDEX TO EXHIBITS

Exhibit 1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-57913) of Wendy's International, Inc. of our report dated June 19, 2003 relating to the financial statements of the Wendy's International, Inc. Profit Sharing and Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Columbus, Ohio
June 26, 2003